

August 15, 2013

Via E-mail
Stratton Nicolaides
Chairman of the Board of Directors and
Chief Executive Officer
Numerex Corp.
3330 Cumberland Blvd, Suite 700
Atlanta, GA 30339

> **Re: Numerex Corp.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed April 02, 2013**
> **File No. 000-22920**

Dear Mr. Nicolaides

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 9A. Controls and Procedures., page 66

1.   Please tell us when the material weaknesses occurred and what led to their identification.

2.   We note that you corrected an error reported in your earnings release originally furnished in an 8-K dated March 18, 2013. Please clarify whether this error related to any of the material weaknesses identified. Also tell us whether the material weaknesses had any impact on prior period financial statements.

Form 10-Q for the Quarter Ended June 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

3.   We note during the first half of 2013 your operating expenses have increased at a higher percentage than your total net sales resulting in an increasing net loss for the first two quarters of 2013 as compared to the comparable periods in 2012. In future filings, please expand your discussion of your results of operations to address why your operating expenses are increasing at a higher rate and the steps management is taking, or plans to take, to counter this apparent negative trend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Kenya Gumbs, Staff Accountant, at 202-551-3373 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Assistant Director
Larry Spirgel

cc: Via E-mail
         Richard Baltz, Esq.
         Arnold & Porter LLP